UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AQUILA, INC.
(Name Of Subject Company (Issuer))

UTILICORP UNITED INC.
Offeror
(Names Of Filing Persons (Identifying Status As
Offeror, Issuer Or Other Person))

CLASS A COMMON STOCK, PAR VALUE $0.01
PER SHARE, OF AQUILA, INC.
(Title Of Class Of Securities)

03840J106
(Cusip Number Of Class Of Securities)

LESLIE J. PARRETTE, JR., ESQ.
SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
UTILICORP UNITED INC.
20 WEST NINTH STREET
KANSAS CITY, MISSOURI 64105
(816) 421-6600

Copy to:
ARTHUR FLEISCHER, JR., ESQ.
PHILIP RICHTER, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
ONE NEW YORK PLAZA
NEW YORK, NEW YORK 10004
(212) 859-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$360,149,250	$72,029.85

   *  Estimated solely for the purpose of calculating the fee with respect to this Tender Offer Statement pursuant to Rules 0-11(d) and 0-11(a)(4) promulgated under the Securities Exchange Act of 1934, based on the product of (i) $18.03, the average of the high and low sales prices of Aquila's Class A common stock as reported in the consolidated reporting system as of November 29, 2001 and (ii) (x) 19,975,000, the number of outstanding shares of Aquila Class A common stock sought to be acquired by the Offeror pursuant to the exchange offer to which this Tender Offer Statement relates.

   ** 0.020% of the Transaction Value

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$86,075.67
Form or Registration No.:	Form S-4
Filing Party:	UtiliCorp United Inc.
Date Filed:	December 3, 2001

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/ third-party tender offer subject to Rule 14d-1.

/ /  issuer tender offer subject to Rule 13e-4.

/ /  going-private transaction subject to Rule 13e-3.

/ /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    This Tender Offer Statement on Schedule TO is filed by UtiliCorp United Inc., a Delaware corporation. This Schedule TO relates to the offer by UtiliCorp to exchange shares of UtiliCorp common stock, par value $1.00 per share, for each outstanding share of Class A common stock, par value $0.01 per share, of Aquila, Inc., a Delaware corporation, upon the terms and subject to the conditions set forth in UtiliCorp's prospectus, dated December 3, 2001, and in the related letter of transmittal, copies of which are incorporated by reference herein as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the offer).

ITEMS 1 TO 11.

    The information set forth in the prospectus and the related letter of transmittal is incorporated herein by reference with respect to Items 1 to 11 of this Schedule TO.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Prospectus dated December 3, 2001 (incorporated by reference from UtiliCorp's Registration Statement on Form S-4 filed with the SEC on December 3, 2001 (the "Form S-4")).

    (a)(2)  Form of Exchange Offer Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Form S-4).

    (a)(3)  Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Form S-4).

    (a)(4)  Form of Letter from UtiliCorp to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4).

    (a)(5)  Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients (incorporated by reference to Exhibit 99.4 to the Form S-4).

    (a)(6)  Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to the Form S-4).

    (a)(7)  Press Release of UtiliCorp announcing commencement of the offer, dated December 31, 2001 (incorporated by reference to Exhibit 99.6 to the Form S-4).

    (d)(1)  Restated Certificate of Incorporation of Aquila, Inc. (incorporated by reference to Exhibit 3.1 to Aquila's Quarterly Report on Form 10-Q for the quarterly period ended September 31, 2001).

    (d)(2)  By-laws of Aquila (incorporated by reference to Exhibit 99.8 to the Form S-4).

    (d)(3)  Amended and Restated Revolving Credit Agreement between Aquila, Inc. and UtiliCorp United Inc. (incorporated by reference to Exhibit 10.2 to Aquila's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001).

    (d)(4)  Master Separation and Distribution Agreement between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit 10.1 to Amendment No. 3 to the Aquila Form S-1).

    (d)(5)  Transitional Services Agreement between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Aquila Form S-1).

    (d)(6)  Employee Matters Agreement, between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Aquila Form S-1).

    (d)(7)  Tax Matters Agreement, between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to the Aquila Form S-1).

    (d)(8)  Registration Rights Agreement, between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to the Aquila Form S-1).

    (d)(9)  Intellectual Property Cross-License and Transfer Agreement between UtiliCorp United Inc. and Aquila, Inc. (incorporated by reference to Exhibit 10.6 to Amendment No. 2 to the Aquila Form S-1).

    (d)(10)  Severance Compensation Agreement, dated as of March 16, 2001, by and between Aquila, Inc. and Keith G. Stamm (incorporated by reference to Exhibit 10.7 to Amendment No. 2 to the Aquila Form S-1).

    (d)(11)  Severance Compensation Agreement, dated as of March 16, 2001, by and between Aquila, Inc. and Dan J. Streek (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to the Aquila Form S-1).

    (d)(12)  Severance Compensation Agreement, dated as of March 16, 2001, by and between Aquila, Inc. and Edward K. Mills (incorporated by reference to Exhibit 10.9 to Amendment No. 2 to the Aquila Form S-1).

    (d)(13)  Severance Compensation Agreement, dated as of March 16, 2001, by and between Aquila, Inc. and John A. Shealy (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Aquila Form S-1).

    (d)(14)  Severance Compensation Agreement, dated as of March 16, 2001, by and between Aquila, Inc. and Jeffrey D. Ayers (incorporated by reference to Exhibit 10.11 to Amendment No. 2 to the Aquila Form S-1).

    (d)(15)  Severance Compensation Agreement, dated as of March 16, 2001, by and between Aquila, Inc. and Brock A. Shealy (incorporated by reference to Exhibit 10.12 to Amendment No. 3 to the Aquila Form S-1).

    (d)(16)  Aquila, Inc. 2001 Omnibus Incentive Compensation Plan (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Aquila Form S-1).

    (d)(17)  Form of Non-Qualified Stock Option Award (incorporated by reference to Exhibit 10.14 to Amendment No. 2 to the Aquila Form S-1).

    (d)(18)  UtiliCorp United Inc. Amended and Restated 1986 Stock Incentive Plan (incorporated by reference to Exhibit 10(a)(2) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 1999).

    (d)(19)  First Amendment and Second Amendment to UtiliCorp United Inc. Amended and Restated 1986 Stock Incentive Plan (incorporated by reference to Exhibit 10(a)(2) to UtiliCorp's Annual Report on Form 10-K for year ended December 31, 2000).

    (d)(20)  UtiliCorp United Inc. Annual and Long-Term Incentive Plan, including all amendments (incorporated by reference to Exhibit 10(a)(3) to UtiliCorp's Annual Report on Form 10-K for year ended December 31, 1999).

    (d)(21)  UtiliCorp United Inc. Life Insurance Program for Officers (incorporated by reference to Exhibit 10(a)(13) of UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 1995).

    (d)(22)  Amended and Restated UtiliCorp United Inc. Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10(c)(1) to UtiliCorp's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001).

    (d)(23)  Employment Agreement between UtiliCorp United Inc. and Richard C. Green, Jr. (incorporated by reference to Exhibit 10.4 to UtiliCorp's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998).

    (d)(24)  Employment Agreement between UtiliCorp United Inc. and Robert K. Green (incorporated by reference to Exhibit 10.5 to UtiliCorp's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998).

    (d)(25)  Amended and Restated UtiliCorp United Inc. Capital Accumulation Plan (incorporated by reference to Exhibit 10(a)(14) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 2000).

    (d)(26)  First Amendment to UtiliCorp United Inc. Capital Accumulation Plan (incorporated by reference to Exhibit 10(a) of UtiliCorp's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001).

    (h)  Tax Opinion of Fried, Frank, Harris, Shriver & Jacobson, special counsel to UtiliCorp United Inc. (incorporated by reference to Exhibit 8 to the Form S-4).

    (i)(1)  Certificate of Incorporation of UtiliCorp United Inc. as amended (incorporated by reference to Exhibit 3(a) to UtiliCorp's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).

    (i)(2)  Certificate of Designation to Certificate of Incorporation of UtiliCorp United Inc. (incorporated by reference to Exhibit 3(a)(3) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 1999).

    (i)(3)  Certificate of Designation to Certificate of Incorporation of UtiliCorp United Inc. (incorporated by reference to Exhibit 3(a)(4) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 1999).

    (i)(4)  Certificate of Designation to Certificate of Incorporation of UtiliCorp United Inc. (incorporated by reference to Exhibit 3(a)(6) to UtiliCorp's Annual Report on Form 10-K for the year ended December 31, 1999).

    (i)(5)  Amended By-laws of UtiliCorp United Inc. (incorporated by reference to Exhibit 99.8 to the Form S-4).

    (i)(6)  Rights Agreement between UtiliCorp United Inc. and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 4 to UtiliCorp's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996).

    (i)(7)  Complaint titled Francine Pluck v. Aquila, Inc.; UtiliCorp United Inc.; Richard C. Green, Jr.; Robert K. Green; Keith G. Stamm, filed on Nov. 7, 2001 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19236) (incorporated by reference to Exhibit 99.24 to the Form S-4).

    (i)(8)  Complaint titled Roseanne Caruso v. Aquila, Inc.; UtiliCorp United Inc.; Richard C. Green, Jr.; Robert K. Green; Keith G. Stamm, filed on Nov. 8, 2001 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19244NC) (incorporated by reference to Exhibit 99.25 to the Form S-4).

    (i)(9)  Complaint titled Darren Pinnock v. UtiliCorp UTD; Aquila, Inc.; Robert K. Green; Richard C. Green, Jr.; Keith Stamm, filed on Nov. 8, 2001 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19243) (incorporated by reference to Exhibit 99.26 to the Form S-4).

    (i)(10)  Complaint titled George Siemers v. UtiliCorp UTD; Aquila, Inc.; Robert K. Green; Richard C. Green, Jr.; Keith Stamm, filed on Nov. 8, 2001 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19246) (incorporated by reference to Exhibit 99.27 to the Form S-4).

    (i)(11)  Complaint titled James Hanson v. UtiliCorp UTD; Aquila, Inc.; Robert K. Green; Richard C. Green, Jr.; Keith Stamm, filed on Nov. 8, 2001 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19247) (incorporated by reference to Exhibit 99.28 to the Form S-4).

    (i)(12)  Complaint titled Charles Zimmer v. Richard C. Green, Jr.; Robert K. Green; Keith G. Stamm; Aquila, Inc.; UtiliCorp United Inc., filed on Nov. 7, 2001 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19238NC) (incorporated by reference to Exhibit 99.29 to the Form S-4).

    (i)(13)  Complaint titled Joyce Sarsik v. Robert K. Green; Richard C. Green, Jr.; Keith G. Stamm; UtiliCorp United Inc.; Aquila, Inc., filed on Nov. 7, 2001 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19237) (incorporated by reference to Exhibit 99.30 to the Form S-4).

    (i)(14)  Complaint titled Jason Greene v. Robert K. Green; Richard C. Green, Jr.; Keith G. Stamm; UtiliCorp United Inc.; Aquila, Inc., filed on Nov. 9, 2001 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19250NC) (incorporated by reference to Exhibit 99.31 to the Form S-4).

    (i)(15)  Complaint titled Nicholas Ruhland v. Robert K. Green; Richard C. Green, Jr.; Keith G. Stamm; UtiliCorp United Inc.; Aquila, Inc., filed on Nov. 9, 2001 in the Chancery Court of the State of Delaware, County of New Castle (C.A. No. 19251NC) (incorporated by reference to Exhibit 99.32 to the Form S-4).

    (i)(16)  Complaint titled Edward Shlomovich v. Robert K. Green; Richard C. Green, Jr.; Keith G. Stamm; UtiliCorp United Inc.; Aquila, Inc., filed on Nov. 8, 2001 in the Circuit Court of Jackson County, Missouri, at Kansas City (incorporated by reference to Exhibit 99.33 to the Form S-4).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13e-3.

    Not applicable.

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

UTILICORP UNITED, INC.
By:	/s/ DAN STREEK Dan Streek Chief Financial Officer

    Dated:  December 3, 2001